Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders

New York REIT, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333‑197362) on Form S-8 and the registration statements (No. 333-213804, No. 333-213858 and No. 333-215276) on Form S-3 of New York REIT, Inc. of our reports dated March 1, 2017, with respect to the consolidated balance sheets of New York REIT, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, and the related schedule III, real estate and accumulated depreciation, and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10‑K of New York REIT, Inc.

/s/ KPMG LLP
New York, New York

March 1, 2017